Mail Stop 6010

      June 22, 2005



Mr. J. van den Belt
Chief Financial Officer
Oce N.V.
Urbanusweg 43
5900 MA Venlo
The Netherlands

	Re:	Oce N.V.
		Form 20-F for the fiscal year ended November 30, 2004 and related materials
      File No. 000-13742


Dear Mr. van den Belt:



	We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.



      Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant





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